EXHIBIT 97

HEALTHCARE TRUST, INC.
DODD-FRANK CLAWBACK POLICY

Introduction

The Board of Directors (the “Board”) of Healthcare Trust, Inc. (the “Company”), believes it to be in the best interests of the Company and its stockholders to create and maintain a culture that emphasizes integrity and accountability, reinforces the Company’s pay-for-performance compensation philosophy and complies with the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”) and Nasdaq Listing Rule 5608 (the “Listing Standards”).

Definitions

For purposes of this Policy, the following terms shall have the following meanings:

“Applicable Period” means the three completed fiscal years of the Company immediately preceding the earlier of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes (or reasonably should have concluded) that the Company is required to prepare a Restatement; or (ii) the date a court, regulator, or other legally authorized entity directs the Company to prepare a Restatement, in each case, regardless of if or when the Restatement is actually filed. The “Applicable Period” also includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following the three completed fiscal years identified in the preceding sentence (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year).

“Code” means the Internal Revenue Code of 1986, as amended.

“Committee” means the Nominating and Corporate Governance Committee of the Board.

“Covered Executives” means each Executive Officer of the Company including current and former Executive Officers, as determined by the Board in accordance with the definition of “executive officer” pursuant to Dodd-Frank and the Listing Standards.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed Executive Officers of the Company if they perform such policy-making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. For purposes of this Policy, “Executive Officer” shall also include each person determined to be an “executive officer” for purposes of 17 CFR 229.401(b).

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (including “non-GAAP” financial measures, such as those appearing in the Company’s earnings releases or Management’s Discussion and Analysis), and any measures that are derived wholly or in part from such measures (including stock price and total shareholder return). Examples of Financial Reporting Measures include, without limitation, measures based on: revenues, net income, operating income, financial ratios, EBITDA, funds from operations and adjusted funds from operations, liquidity measures, return measures (such as return on assets), earnings measures (e.g., earnings per share), profitability of one or more segments, cost per employee where cost is subject to a Restatement, any of such financial measures relative to a peer group where the Financial Reporting Measure is subject to a Restatement, and tax basis income. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the SEC.

“Impracticable” means that the Committee has determined in good faith that recovery of Recoverable Compensation would be “Impracticable” because: (i) pursuing such recovery would violate any home country law where that law was adopted prior to November 28, 2022, and the Company provides an opinion of home country counsel acceptable to Nasdaq that recovery would result in such a violation, and such opinion is provided to Nasdaq; (ii) the direct expense paid to a third party to assist in enforcing this Policy would exceed the Recoverable Compensation and the Company has (A) made a reasonable attempt to recover such amounts and (B) provided documentation of such attempts to recover to Nasdaq; or (iii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of the Code in each case, in accordance with Dodd-Frank and the Listing Standards.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Incentive-Based Compensation does not include any base salaries (except with respect to any salary increases earned wholly or in part based on the attainment of a Financial Reporting Measure performance goal); bonuses paid solely at the discretion of the Committee or the Board that are not paid from a “bonus pool” that is determined by satisfying a Financial Reporting Measure performance goal; bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period; non-equity incentive plan awards earned solely upon satisfying one or more measures that is not a Financial Reporting Measure; and equity awards that vest solely based on the passage of time and/or attaining one or more measures that is not a Financial Reporting Measure.

“Received” For purposes of this Policy, Incentive-Based Compensation is “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment, vesting or settlement of the Incentive-Based Compensation occurs after the end of such period.

“Recoverable Compensation” means the gross (i.e., pre-tax) amount of any Incentive-Based Compensation that is Received by a Covered Executive: (i) after beginning services as a Covered Executive; (ii) if such person served as a Covered Executive at any time during the performance period applicable to such Incentive-Based Compensation; (iii) while the Company had a listed class of securities on a national securities exchange; and (iv) during the Applicable Period that is in excess of the amount that otherwise would have been Received if the calculation were based on the Restatement. For the avoidance of doubt, Recoverable Compensation may include Incentive-Based Compensation Received by a Covered Executive if such person previously served as a Covered Executive and then left the Company, retired, and/or transitioned to a role that is not a Covered Executive role. For the avoidance of doubt, if the subject Incentive-Based Compensation (calculated on a pre-tax basis) was based on stock price or total shareholder return, where the Recoverable Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Recoverable Compensation must be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return based upon which the Incentive-Based Compensation was Received, and documentation of such reasonable estimate must be provided to Nasdaq. The amount of Recoverable Compensation shall be determined by the Board in its sole and absolute discretion and in accordance with the applicable laws, including Dodd-Frank and the Listing Standards.

“Restatement” means an accounting restatement of any of the Company’s financial statements filed with the SEC under the Exchange Act, or the Securities Act of 1933, as amended, due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws. “Restatement” includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as “Big R” restatements), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as “little r” restatements).

“Policy” means this Dodd-Frank Clawback Policy.

“SEC” means the Securities and Exchange Commission.

Administration

This Policy shall be administered by the Board, except that the Board may delegate its authority to administer all or any portion of this Policy to the Committee. Notwithstanding any delegation, nothing herein shall be construed as limiting any authority of the Board. References herein to the Board shall be deemed references to the Committee, if applicable. The Board shall interpret and construe this Policy and shall take such actions and prescribe such rules and regulations in connection with the operation of this Policy as it determines to be necessary, appropriate, or advisable for the administration of this Policy, and may rescind and amend its regulations from time to time, in each case, consistent with this Policy. Any determinations made by the Board shall be final, conclusive and binding upon the Company and all persons affected hereunder and need not be uniform with respect to each Covered Executive. Subject to any limitation under applicable law, the Board may authorize and empower any officer or employee of the Company or any of its affiliates to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer).

Recoupment

If the Company is required to prepare a Restatement, then the Company shall recover, reasonably promptly, all Recoverable Compensation from any Covered Executive during the Applicable Period (including those Covered Executives who are not Executive Officers at the time of the Restatement). Such recovery shall be made without regard to any individual knowledge or responsibility related to the Restatement or the Recoverable Compensation, and regardless of whether the Company’s or a Covered Executive’s misconduct or other action or omission was the cause for such Restatement. Further, if the achievement of one or more Financial Reporting Measures was considered in determining the Incentive-Based Compensation Received by a Covered Executive, but the Incentive-Based Compensation was not paid or awarded on a formulaic basis, the Board will in its good faith discretion determine the amount of any Recoverable Compensation that must be recouped with respect thereto. Notwithstanding the above provision, the Board can decide to refrain from recovering the Recoverable Compensation if the Committee determines that such recovery would be Impracticable.

Method of Recoupment of Incentive-Based Compensation

Upon any recoupment determination by the Board, the Board shall notify the Covered Executive in writing of the Board’s determination. The Board will determine, in its sole discretion, the method for the recoupment of the Incentive-Based Compensation. Methods of recoupment may include, without limitation, one or more of the following:

a.requiring repayment of any cash Incentive-Based Compensation or other cash-based compensation previously paid;

a.cancelling outstanding vested or unvested equity or equity-linked awards, including without limitation, awards constituting Incentive-Based Compensation;

a.forfeiture of deferred compensation, subject to compliance with Section 409A (as defined below);

a.seeking recovery of any gain realized from the vesting, exercise, settlement, sale, transfer or other disposition of any equity or equity-linked awards, including without limitation, awards constituting Incentive-Based Compensation;

a.offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;

a.cancelling or offsetting against any planned future cash or equity-based awards; and

a.taking any other remedial or recovery action permitted by law and the Listing Standards, as determined by the Board in its sole discretion.

To the extent that a Covered Executive is required to repay any Incentive-Based Compensation, or to take any other action required or appropriate to effectuate recoupment in accordance with this Policy, then the Covered Executive shall promptly repay such Incentive-Based Compensation and shall promptly take all such other actions, upon the Company’s demand or within a specified time period (and with or without interest), as determined by the Board in its sole discretion.

Disclosure

It is intended that the Company shall make such disclosures with respect to Incentive-Based Compensation subject to this Policy, and any actions taken or omitted to be taken hereunder, with the SEC and Nasdaq, in each case, as may be required under any applicable requirements, rules or standards thereof.

Interpretation

The Board and the Committee, as applicable, are authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. This Policy will be interpreted and enforced in accordance with Dodd-Frank and the Listing Standards. Any term or provision that is inconsistent with the requirements of Dodd-Frank or the Listing Standards in the view of counsel to the Board or to the Company shall be null and void and of no effect.

No Indemnification or Reimbursement

Notwithstanding the terms of any other policy, program, agreement or arrangement, in no event will the Company or any of its affiliates indemnify or reimburse any Covered Executive for the loss of any Recoverable Compensation that is required to be repaid or that is otherwise subject to recoupment under this Policy. Further, in no event shall the Company or any of its affiliates pay or reimburse any Covered Executive for premiums on any insurance policy that would cover a Covered Executive’s potential obligations with respect to Recoverable Compensation under this Policy.

Effective Date; Retroactive Application

This Policy is effective as of October 2, 2023 (the “Effective Date”), and shall apply to Incentive-Based Compensation that is Received by Covered Executives on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to the Covered Executive prior to the Effective Date and prior to the adoption of this Policy. Without limiting the generality of the provisions of this Policy concerning the method of recoupment of Incentive-Based Compensation, and subject to applicable law, the Board may affect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to, on or after the Effective Date.

Governing Law

This Policy shall be governed by the laws of the State of Maryland (including the Maryland General Corporation Law), excluding any conflict or choice of law or principle that might otherwise refer construction or interpretation of this Policy to the substantive law of another jurisdiction.

Amendment; Termination

The Board may amend or terminate this Policy at any time in its sole discretion.

Company Indemnification

Any members of the Board and any other employees of the Company or its affiliates who assist in the administration of this Policy shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent permitted under applicable law, Company policy or the Company’s organizational documents with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law, Company policy, or the Company’s organizational documents.

Other Recoupment Rights

The Board may require that any equity award agreement or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights that may be available to the Company pursuant to the terms of any policy or in any employment agreement, equity award agreement, or similar agreement, plan or program, and shall not limit any other right, remedy or enforcement mechanism available to the Company under any local, state or federal law, regulation, agreement or other authority to reduce, eliminate or recover Incentive-Based Compensation or other compensation from any current, former or future Covered Executive, including, without limitation: (i) termination of employment for any reason; (ii) adjusting the Covered Executive’s future compensation; (iii) instituting civil or criminal proceedings, or any actions that may be imposed by law enforcement agencies, regulators, administrative bodies or other authorities; or (iv) taking such other action as the Company may deem appropriate. Nothing herein shall limit the authority of the Board or Committee to impose additional requirements or conditions that may give rise to the Company’s right to forfeit or recoup any compensation. To the extent that applicable law (including, without limitation, Dodd-Frank), the Listing Standards, court order or court-approved settlement requires recovery of Recoverable Compensation in additional circumstances beyond those specified in this Policy, nothing in this Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Recoverable Compensation or other compensation to the fullest extent required by applicable law or the Listing Standards.

Section 409A

Although the Company does not guarantee any particular tax treatment to any Covered Executive, in the event of recoupment of any Recoverable Compensation from any Covered Executive pursuant to this Policy by offset from or reduction of any amount that is payable or to be provided to the Covered Executive and that is considered “non-qualified deferred compensation” under Section 409A of the Code, and the regulations and guidance promulgated thereunder (collectively, “Section 409A”), to the extent determined by the Board or the Committee, it is intended that such offset or reduction shall be implemented in a manner intended to avoid imposition of penalties under Section 409A.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.